SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of September 30, 2014 together with Independent Auditors´ Limited Review Report

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 TOGETHER WITH INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT.

BALANCE SHEETS AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

ASSETS:	09-30-2014	12-31-2013

A. CASH AND DUE FROM BANKS:
Cash	2,320,882	2,063,190
Due from banks and correspondents	10,149,801	10,782,106

Argentine Central Bank (BCRA)	9,803,241	10,546,478
Other local	2,458	2,795
Foreign	344,102	232,833

	12,470,683	12,845,296

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	2,562,936	1,982,038
Holdings booked at amortized cost (Exhibit A)	164	164
Instruments issued by the BCRA (Exhibit A)	7,031,106	1,408,487
Investments in listed private securities (Exhibit A)	384	90
Less: Allowances (Exhibit J)	204	196

	9,594,386	3,390,583

C. LOANS:
To government sector (Exhibits B, C and D)	51,945	40,915
To financial sector (Exhibits B, C and D)	2,267,379	2,879,947

Interfinancial – (Call granted)	60,000	280,000
Other financing to local financial institutions	1,740,850	2,172,548
Interest and listed-price differences accrued and pending collection	466,529	427,399

To non financial private sector and residents abroad (Exhibits B, C and D)	37,850,594	32,740,843

Overdraft	7,311,296	6,552,258
Discounted instruments	6,303,691	5,476,961
Real estate mortgage	1,387,004	1,243,900
Collateral Loans	1,457,802	1,178,092
Consumer	5,977,109	5,998,691
Credit cards	9,383,445	7,429,187
Other	5,562,745	4,446,498
Interest and listed-price differences accrued and pending collection	598,675	547,469
Less: Interest documented together with main obligation	131,173	132,213

Less: Allowances (Exhibit J)	839,712	680,651

	39,330,206	34,981,054

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	452,910	624,368
Amounts receivable for spot and forward sales to be settled	3,805,054	260,046
Instruments to be received for spot and forward purchases to be settled	1,965,684	72,567
Unlisted corporate bonds (Exhibits B, C and D)	40,397	9,713
Non-deliverable forward transactions balances to be settled	89,430	8,266
Other receivables not covered by debtor classification regulations	1,454	4,135
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	222,009	172,342
Less: Allowances (Exhibit J)	1,575	1,209

	6,575,363	1,150,228

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	1,909,868	1,699,070
Interest accrued pending collection (Exhibits B, C and D)	25,807	20,692

Less: Allowances (Exhibit J)	25,318	21,186

	1,910,357	1,698,576

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	469,216	316,688
Other (Note 5.a.) (Exhibit E)	148,471	143,411

	617,687	460,099

G. OTHER RECEIVABLES:
Other (Note 5.b.)	1,481,591	1,276,095
Other interest accrued and pending collection	658	3,478
Less: Allowances (Exhibit J)	309,677	277,334

	1,172,572	1,002,239

H. PREMISES AND EQUIPMENT (Exhibit F):	806,963	704,406

I. OTHER ASSETS (Exhibit F):	1,029,575	646,702

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	142,959	120,637

	142,959	120,637

K. SUSPENSE ITEMS:	7,720	5,291

TOTAL ASSETS:	73,658,471	57,005,111

(Contd.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

LIABILITIES:	09-30-2014	12-31-2013

L. DEPOSITS (Exhibits H and I):
Government sector	3,835,304	2,780,304
Financial sector	32,224	45,961
Non financial private sector and residents abroad	45,775,669	40,948,509

Checking accounts	13,151,814	9,958,520
Savings deposits	12,633,809	11,903,124
Time deposits	18,689,581	17,914,786
Investments accounts	677	4,027
Other	984,806	916,985
Interest and listed-price differences accrued payable	314,982	251,067

	49,643,197	43,774,774

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	78,275	93,746

Other	78,275	93,746

Banks and International Institutions (Exhibit I)	492,815	106,178
Unsubordinated corporate bonds (Exhibit I)	1,425,003	621,357
Amounts payable for spot and forward purchases to be settled	1,966,265	63,298
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	3,830,247	273,672
Non-deliverable forward transactions balances to be settled	322	46,755
Other (Note 5.c.) (Exhibit I)	3,600,819	2,525,646
Interest and listed-price differences accrued payable (Exhibit I)	63,926	24,319

	11,457,672	3,754,971

N. OTHER LIABILITIES:

Other (Note 5.d.)	2,313,821	1,666,844

	2,313,821	1,666,844

O. ALLOWANCES (Exhibit J):	692,819	622,704

P. SUSPENSE ITEMS:	33,443	29,638

TOTAL LIABILITIES:	64,140,952	49,848,931

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	9,517,519	7,156,180

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	73,658,471	57,005,111

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

	09-30-2014	12-31-2013
DEBIT ACCOUNTS

Contingent
– Guaranties received	11,171,341	9,731,412
– Contra contingent debit accounts	1,483,744	1,290,370

	12,655,085	11,021,782

Control
– Receivables classified as irrecoverable	556,818	421,809
– Other (Note 5.e.)	131,402,961	153,376,373
– Contra control debit accounts	1,150,978	1,523,153

	133,110,757	155,321,335

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	4,387,582	5,414,377
– Interest rate swap	1,170,205	1,520,738
– Contra derivatives debit accounts	3,952,992	1,871,743

	9,510,779	8,806,858

For trustee activities
– Funds in trust	6,605	6,582

	6,605	6,582

TOTAL	155,283,226	175,156,557

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	514,182	453,478
– Guaranties provided to the BCRA	198,013	191,303
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	325,859	287,575
– Other guaranties given non covered by debtor classification regulations	198,541	158,783
– Other covered by debtor classification regulations (Exhibits B, C and D)	247,149	199,231
– Contra contingent credit accounts	11,171,341	9,731,412

	12,655,085	11,021,782

Control
– Items to be credited	1,007,989	1,186,195
– Other	142,989	336,958
– Contra control credit accounts	131,959,779	153,798,182

	133,110,757	155,321,335

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	3,952,992	1,871,743
– Contra derivatives credit accounts	5,557,787	6,935,115

	9,510,779	8,806,858

For trustee activities
– Contra credit accounts for trustee activities	6,605	6,582

	6,605	6,582

TOTAL	155,283,226	175,156,557

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish – See note 19)

- Stated in thousands of pesos -

	09-30-2014	09-30-2013
A. FINANCIAL INCOME

Interest on cash and due from banks	--,--	54
Interest on loans to the financial sector	480,939	359,988
Interest on overdraft	1,541,460	882,203
Interest on discounted instruments	900,901	537,418
Interest on real estate mortgage	170,660	115,432
Interest on collateral loans	223,473	164,802
Interest on credit card loans	1,369,713	674,299
Interest on other loans	2,001,550	1,556,380
Interest on other receivables from financial transactions	3,795	29,425
Interest on financial leases	228,470	159,149
Income from secured loans - Decree 1387/01	12,727	6,553
Net income from government and private securities	1,153,756	316,692
Indexation by benchmark stabilization coefficient (CER)	252,211	100,130
Gold and foreign currency exchange difference	755,865	270,055
Other	541,955	261,566

	9,637,475	5,434,146

B. FINANCIAL EXPENSE

Interest on savings deposits	14,104	10,536
Interest on time deposits	3,172,480	1,605,065
Interest on interfinancial financing (call borrowed)	6,408	3,479
Interest on other financing from financial institutions	5	--,--
Interest on other liabilities from financial transactions	231,899	39,182
Other interest	6,296	4,877
Indexation by CER	142	79
Contribution to the deposit guarantee fund	58,824	45,731
Other	582,141	334,168

	4,072,299	2,043,117

GROSS INTERMEDIATION MARGIN – GAIN	5,565,176	3,391,029

C. ALLOWANCES FOR LOAN LOSSES	413,511	297,284

D. SERVICE CHARGE INCOME

Related to lending transactions	1,146,126	798,811
Related to liability transactions	1,087,394	827,347
Other commissions	111,388	72,676
Other (Note 5.f.)	666,711	543,709

	3,011,619	2,242,543

E. SERVICE CHARGE EXPENSE

Commissions	571,384	417,679
Other (Note 5.g.)	304,980	216,872

	876,364	634,551

(Contd.)

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	09-30-2014	09-30-2013

F. ADMINISTRATIVE EXPENSES

Payroll expenses	2,381,270	1,617,331
Fees to Bank Directors and Supervisory Committee	3,723	2,825
Other professional fees	39,433	33,560
Advertising and publicity	162,956	134,913
Taxes	346,683	240,221
Fixed assets depreciation	97,517	72,801
Organizational expenses amortization	42,881	35,795
Other operating expenses	562,036	407,498
Other	442,285	311,267

	4,078,784	2,856,211

NET GAIN FROM FINANCIAL TRANSACTIONS	3,208,136	1,845,526

G. OTHER INCOME

Income from long-term investments	282,432	125,555
Punitive interests	18,554	9,852
Loans recovered and reversals of allowances	98,159	68,653
Other (Note 5.h.)	157,031	245,179

	556,176	449,239

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	15	19
Charge for uncollectibility of other receivables and other allowances	157,909	280,605
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets	11,139 249	20,970 229
Other (Note 5.i)	59,861	43,329

	229,173	345,152

NET GAIN BEFORE INCOME TAX	3,535,139	1,949,613

I. INCOME TAX (Note 4.1)	1,145,000	789,300

NET INCOME FOR THE PERIOD	2,390,139	1,160,313

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish – See note 19)

- Stated in thousands of pesos -

2014										2013

			Non capitalized contributions		Retained earnings
Movements		Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings		Total	Total

1.	Balance at beginning of fiscal year	536,878	182,511	312,979	1,495,872	2,603,696	2,024,244		7,156,180	5,131,936

2.	Stockholders´ Meeting held on April 10, 2014
- Dividends paid in cash		--,--	--,--	--,--	--,--	--,--	(28,800)	(2)	(28,800)	--,--
- Legal reserve		--,--	--,--	--,--	404,849	--,--	(404,849)		--,--	--,--
- Voluntary reserve for future distributions of income		--,--	--,--	--,--	--,--	1,590,595	(1,590,595)		--,--	--,--

3.	Net income for the period	--,--	--,--	--,--	--,--	--,--	2,390,139		2,390,139	1,160,313

4.	Balance at the end of the period	536,878	182,511	312,979	1,900,721	4,194,291	2,390,139		9,517,519	6,292,249

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.
(2)	Approved by the B.C.R.A. through its Resolution No 312/26/14 dated June 16, 2014 and paid during the month of July 2014.

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

	09-30-2014		09-30-2013
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	13,604,191	(1)	9,120,988	(1)
Cash and cash equivalents at the end of the period	13,300,398	(1)	8,490,691	(1)

Net decrease in cash and cash equivalents	(303,793)		(630,297)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	(4,617,128)		(1,375,889)
- Loans	3,354,941		268,727

to financial sector	289,378		(92,782)
to non-financial public sector	(414)		(40,059)
to non-financial private sector and residents abroad	3,065,977		401,568
- Other receivables from financial transactions	15,461		7,445
- Receivables from financial leases	(211,781)		(422,416)
- Deposits	2,067,495		3,373,581

to financial sector	(13,737)		(1,861)
to non-financial public sector	1,060,741		280,454
to non-financial private sector and residents abroad	1,020,491		3,094,988
- Other liabilities from financial transactions	1,046,984		310,192

Financing from financial or interfinancial sector (call borrowed)	--,--		14,600
Others (except liabilities included in Financing Activities)	1,046,984		295,592
Collections related to service charge income	3,012,943		2,238,425
Payments related to service charge expense	(873,191)		(633,542)
Administrative expenses paid	(3,896,898)		(2,701,034)
Organizational and development expenses paid	(28,129)		(34,562)
Net collections from punitive interest	18,539		9,833
Differences from judicial resolutions paid	(11,139)		(20,970)
Collections of dividends from other companies	54,716		33,654
Other collections related to other income and expenses	187,723		261,325

Net cash flows provided by operating activities	120,536		1,314,769

Investment activities

Net payments from premises and equipment	(147,199)		(78,068)
Net collections from other assets	(463,331)		(493,901)
Other payments from investment activities	(147,696)		(322,321)

Net cash flows used in investment activities	(758,226)		(894,290)

Financing activities

Net collections / (payments) from:
- Unsubordinated corporate bonds	803,646		(84,093)
- Argentine Central Bank	(15,336)		31,841

Other	(15,336)		31,841
- Banks and international agencies	386,637		(262,770)
- Financing received from local financial institutions	--,--		(400)
Cash dividends	28,800		--,--
Other payments related to financing activities	(812,250)		(735,408)

Net cash flows provided by / (used in) financing activities	333,897		(1,050,830)

Financial results and results from holdings of cash and cash equivalents (including interest)	--,--		54

Net decrease in cash and cash equivalents	(303,793)		(630,297)

(1)	See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2013, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1  Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its headquarter in Buenos Aires, Argentina, and operates a 248-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.93% of the corporate stock as of September 30, 2014.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

 1.2  Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of					(3)
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce (RPC)	Form of placement	Amount	Total
Capital Stock as of December 31, 2009:				536,361
03-30-2011	09-14-2011	(1)	517	536,878
03-26-2012		(2)	50,410
03-26-2012		(2)	(50,410)	536,878

(1)	Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.

(2)	Due to the merger of Inversora Otar S.A. into BBVA Francés.

(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3     Inversora Otar S.A. merged by absorption into BBVA Francés

As of the end of the fiscal year ended December 31, 2011, Inversora Otar S.A. (Otar) held in its name 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each in the capital stock of BBVA Francés.

On February 9, 2012, BBVA Francés and Otar entered into a “Preliminary Merger Agreement” whereby BBVA Francés incorporates Otar on the basis of these companies’ financial statements as of December 31, 2011 and Otar goes through a dissolution without liquidation process.

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Otar approved the above mentioned preliminary merger agreement, the consolidated financial statements for merging purposes as of December 31, 2011 and the shares’ exchange ratio.

The Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of $ 1 each and 1 vote per share, that would be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Otar. These shares would be issued as soon as the merger is registered with the Public Registry of Commerce.

In addition, immediately after the above-mentioned capital increase, BBVA Francés would redeem the 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each that it owns subject to the previous capital stock reduction stemming from the merger.

The parties have agreed to set April 1, 2012 as the effective date for the merger as that was the date when all the assets and liabilities of the merged company were transferred, for 390,971 and 5,668, respectively.

On July 18, 2013, the Argentine Central Bank (BCRA) resolved not to make any observations against the merger by absorption of Otar by BBVA Francés through its Resolution No. 473. On August 8, 2013, the CNV approved the merger by absorption in accordance with Section 82 of the Argentine Companies Law pursuant to its Resolution No. 17,155. On March 27, 2014, the merger was registered with the Supervisory Board of Companies (IGJ) under No. 5,302 of Book 68 of Stock Corporations. Finally, 50,410,182 book-entry, ordinary shares with par value $ 1 each and 1 vote per share of BBVA Francés were redeemed and 50,410,182 book-entry, ordinary shares with par value $ 1 each and 1 vote per share of BBVA Francés were simultaneously issued and delivered in exchange to Otar’s former shareholders, according to the following detail:

-	BBVA América S.L.: 47,867,795 shares.
-	Corporación General Financiera S.A.: 2,520,509 shares.
-	Sucesión Romero Gregorio: 21,878 shares.

The merger by absorption of Otar by BBVA Francés was thus completed, with BBVA Francés becoming the surviving company to all intents and purposes.

1.4 Registration with CNV as Settlement and Clearing Agent - Comprehensive

The new Capital Markets Law No. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution No. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution No. 622/13. The proceeding to register the Bank as a Settlement and Clearing Agent – Comprehensive started on December 17, 2013 and was completed on September 19, 2014 when the Bank was registered under Number 42.

1.5     Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2. SIGNIFICANT	ACCOUNTING POLICIES

2.1   Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No. 19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (INDEC).

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.

2.2  Comparative information

In accordance with BCRA Communication “A” 4667 and amendments, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2013, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of September 30, 2013.

2.3  Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of September 30, 2014 and the end of the previous fiscal year, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

•

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of September 30, 2014 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of September 30, 2014 and the end of the previous fiscal year, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of September 30, 2014 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree No. 1387/2001:

As of September 30, 2014 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realizable values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of September 30, 2014 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

-

Federal government secured loans have been adjusted under Resolution No. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution No. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of September 30, 2014 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

-

Securities: with Holdings of government and private securities and Instruments issued by BCRA at fair value and at amortized cost: as of September 30, 2014 and the end of the previous fiscal year, they were valued according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2014 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of September 30, 2014 and the end of the previous fiscal year.

j)	Receivables from financial leases:

As of September 30, 2014 and the end of the previous fiscal year, they were valued at the present value of the sum of the periodical instalments and the unguaranteed residual value, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

BBVA Francés Valores S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and Rombo Cía. Financiera S.A.: were valued by applying the equity method at the end of the period or fiscal year.

Although the Entity has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

-	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Visa Argentina S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Banelco S.A.: was valued by applying the equity method at the end of the previous fiscal year.

-	Other non controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of September 30, 2014 and the end of the previous fiscal year these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,430,122 and 1,418,983, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law No. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch.

As of September 30, 2014 and the end of the previous fiscal year, the Bank has estimated this contingency and it has recorded allowances for the total amount.

The Bank expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the above-mentioned actions and according to the law in relation to the “pesification” of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.

Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of September 30, 2014 and the end of the previous fiscal year, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for the period or fiscal year.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of September 30, 2014 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

-

As of September 30, 2014 and 2013, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of September 30, 2014 and 2013, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for each period on those dates is as follows:

	09-30-2014	09-30-2013

Net income for the period	2,390,139	1,160,313
Earning per share for the period – (stated in pesos)	4.45	2.16

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during the periods. Actual income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the Argentine professional accounting standards.

The main differences between the regulations of the BCRA and the Argentine professional accounting standards are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 245,400 and 231,100 as of September 30, 2014 and the end of the previous fiscal year, respectively, should be reversed.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of September 30, 2014 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have increased in 9,144 and decreased in 38,533, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended September 30, 2014 and 2013 would have been 47,677 (income) and 7,797 (income), respectively.

4.	TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the statutory 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of September 30, 2014 and 2013, the Bank recorded 1,145,000 and 789,300, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for these fiscal years.

As of September 30, 2014 and the end of the previous fiscal year, the Bank has booked 632,099 and 435,831, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of September 30, 2014 and the end of the previous fiscal year, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 245,400 and 231,100, respectively. Such amounts are made up as follows:

	09-30-2014	12-31-2013

Deferred tax assets	466,000	412,100
Deferred tax liabilities	(220,600)	(181,000)

Net deferred assets	245,400	231,100
Allowance	(245,400)	(231,100)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law No. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of September 30, 2014 and 2013, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3. Other tax issues

a)

On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003. On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution No. 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was filed with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric conversion into pesos of assets and liabilities imposed by the Executive Order No. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order No. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the balance of the amount claimed, the Entity adhered to a scheme of payment in instalments that was cancelled on October 4, 2010.

b)

On December 23, 2011, the Tax Bureau of the City of Buenos Aires (AGIP) passed its Resolution No. 3088-DGR-2011 and notified the Bank of the commencement of a sua sponte tax assessment thereunder alleging presumptive differences owed to the Tax Bureau in the payment of turnover tax for the fiscal years 2004 through 2010. On January 27, 2012, BBVA Francés filed its defense with the Tax Bureau.

Afterwards, on December 28, 2012, the Bank was notified of Resolution No. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010.

On February 4, 2013, the Bank filed an appeal for reconsideration against Resolution No. 3253-DRG-2012 moving for the annulment of the tax adjustments contained in the sua sponte tax assessment and for an immediate order to archive the case file.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

c)

On December 20, 2013, the Bank was notified of the Summary Tax Assessment Decision No. 4705 handed down by the Tax Bureau of the Province of Buenos Aires, whereby this tax bureau made a sua sponte determination of taxable income associated to turnover tax for the fiscal periods 01/2008 to 12/2008.

Against this Decision, the Bank filed on January 14, 2014 an appeal for the tax bureau to reverse its own decision and requested that the tax adjustments inserted in the sua sponte tax assessment be rendered ineffectual and that in due time these proceedings be archived.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the Province of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	09-30-2014	12-31-2013

a) INVESTMENTS IN OTHER COMPANIES

In controlled companies-supplementary activities	97,629	95,199
In other non-controlled companies-unlisted	39,053	29,302
In non-controlled companies-supplementary activities	11,789	18,910

Total	148,471	143,411

b) OTHER RECEIVABLES

Guarantee deposits	341,184	309,390
Prepayments	330,054	309,864
Miscellaneous receivables	327,467	207,941
Tax prepayments (1)	268,578	252,455
Loans to personnel	185,421	189,700
Advances to personnel	27,873	6,238
Other	1,014	507

Total	1,481,591	1,276,095

(1)	As of September 30, 2014 and the end of the previous fiscal year, it includes the deferred tax asset for 245,400 and 231,100, respectively (see note 4.1.).

c) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Accounts payable for consumption	1,837,926	1,193,215
Other withholdings and collections at source	595,027	457,110
Collections and other operations for the account of third parties	509,957	342,912
Money orders payable	468,080	327,967
Social security payment orders pending settlement	80,942	6,484
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	38,241	46,882
Pending Banelco debit transactions	34,728	120,570
Funds raised from third parties	16,725	17,255
Accrued commissions payable	8,781	5,608
Loans received from Interamerican Development Bank (IDB)	5,522	3,229
Other	4,890	4,414

Total	3,600,819	2,525,646

	09-30-2014	12-31-2013

d) OTHER LIABILITIES

Accrued taxes	848,251	608,584
Miscellaneous payables	702,586	494,208
Accrued salaries and payroll taxes	435,756	394,268
Amounts collected in advance	325,837	169,278
Other	1,391	506

Total	2,313,821	1,666,844

e) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Securities representative of investments in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	68,303,382	121,633,179
Items in safekeeping	56,701,761	26,281,408
Checks not yet credited	3,996,067	3,347,400
Collections items	840,229	686,371
Checks drawn on the Bank pending clearing	696,567	602,976
Cash in custody on behalf of the BCRA	297,943	52,144
Other	567,012	772,895

Total	131,402,961	153,376,373

	09-30-2014	09-30-2013

f) SERVICE CHARGE INCOME

Commissions for hiring of insurances	375,479	246,003
Rental of safe-deposit boxes	107,209	82,271
Commissions on debit and credit cards	36,709	31,389
Commissions for loans and guaranties	28,654	97,807
Commissions for transportations of values	20,066	15,262
Commissions for escrow	15,077	14,608
Commissions for capital market transactions	9,086	10,746
Commissions for salary payment	6,914	6,944
Commissions for trust management	1,459	922
Other	66,058	37,757

Total	666,711	543,709

g) SERVICE CHARGE EXPENSE

Turn-over tax	210,148	162,188
Insurance paid on lease transactions	83,158	40,387
Other	11,674	14,297

Total	304,980	216,872

	09-30-2014	09-30-2013

h) OTHER INCOME

Income from the Credit Card Guarantee Fund	44,481	13,894
Related parties expenses recovery	39,265	17,037
Interest on loans to personnel	23,246	21,184
Deferred income tax (1)	14,300	164,500
Other	35,739	28,564

Total	157,031	245,179

(1) Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

i) OTHER EXPENSE

Donations	11,039	9,366
Turn-over tax	7,774	5,794
Insurance losses	7,681	8,894
Private health insurance for former employees	7,279	5,965
Other	26,088	13,310

Total	59,861	43,329

6.	FINANCIAL INFORMATION UNIT: ENFORCEMENT ACTION PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two enforcement action proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 and respectively amounting to 39,393 and 9,174.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defenses, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law No. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October 2010, the Bank was served with the resolutions adopted by the UIF whereby BBVA Francés and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions objected.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law No. 25,246.

The Bank and its legal advisors have concluded that the analysis of the transactions involved has been made in compliance with applicable legal regulations and that no Suspicious Transaction Report (“ROS”, for its Spanish acronym) has proven necessary. For such reason, the Bank does not expect any adverse financial impacts in this respect.

7.	RESTRICTIONS ON ASSETS

As of September 30, 2014 and the end of the previous fiscal year, there are Bank’s assets, which are restricted as follows:

a)

The Government and Private Securities account includes 198,000 in peso-denominated Discount Bonds and 191,290 in bonds issued by the Argentine Government in US Dollars maturing in 2017, respectively, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic.

b)

The Bank appropriated 9,669 in Guaranteed Bonds maturing in 2020 as of September 30, 2014 and 7,754 in peso-denominated fixed rate Argentine Central Bank Bills and 4,053 in Secured Bonds due 2020 as of December 31, 2013, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 188,810 and 146,915, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)

The Bank has also appropriated accounts, deposits and trusts for 794,911 and 763,876, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of September 30, 2014 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2014	2013	2014	2013	2014	2013

BBVA	109,354	21,976	104,471	53,269	33,986	26,740
BBVA Francés Valores S.A	87	--,--	1,359	4,583	11,289	10,661
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	1	1	666	24,513	24,138	49,339
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	546	243	11,427	23,765	33,607	42,548
BBVA Consolidar Seguros S.A.	36,195	18,314	24,719	23,972	16,946	--,--
PSA Finance Argentina Cía. Financiera S.A.	1,100,654	1,054,573	4,043	8,760	224,003	373,879
Rombo Cía. Financiera S.A.	748,349	1,063,677	3,401	9,733	382,752	524,802

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 5170 and BCRA’s amendments.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 9.5232% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a hundred and twenty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits. Pursuant to BCRA’s Communication “A” 5641 and to be in force as from November 2014, the amount of the guarantee will be pesos three hundred and fifty thousand.

10.	TRUST ACTIVITIES

10.1.  Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned. As of September 30, 2014 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,428 and 2,405, respectively, considering its recoverable value.

Besides, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of September 30, 2014 and the end of the previous fiscal year.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2.  Non Financial Trusts

The Bank acts as trustee in 14 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 150,888 and 99,373 as of September 30, 2014 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Corporate Bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution No. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions No. 16,010 and No. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

On December 11, 2012, the Bank approved the issuance of Class 4 of its Corporate Bonds under the Program for a principal amount of up to $ 200,000,000. On May 9, 2013 the Bank decided to increase the maximum amount of the issuance up to $ 300,000,000. On July 31, 2013, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 250,000 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.69% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

On August 8, 2013, the Bank approved the issuance of Class 6 and 7 of its Corporate Bonds under the Program for a joint principal amount of up to $ 500,000,000. On November 8, 2013, the Bank issued Class 6 and 7 of its Corporate Bonds, which were fully subscribed and paid in for 121,357 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.25% per annum, with quarterly interest payments and for 250,000 for a term of 36 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 4.24% per annum, with quarterly interest payments, respectively. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Classes were applied to the reimbursement of time deposits.

On November 26, 2013, the Bank approved the issuance of Class 8 and 9 of its Corporate Bonds under the Program for a joint principal amount of up to $ 500,000,000. On February 11, 2014, the Bank issued Class 8 and 9 of its Corporate Bonds, which were fully subscribed and paid in for 258,880 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.8% per annum, with quarterly interest payments and for 145,116 for a term of 36 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 4.7% per annum, with quarterly interest payments, respectively. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Classes were applied to the reimbursement of time deposits.

On April 30, 2014, the Bank approved the issuance of Class 10 and 11 of its Corporate Bonds under the Program for a joint principal amount of up to $ 500,000,000. On July 18, 2014, the Bank issued Class 10 and 11 of its Corporate Bonds, which were fully subscribed and paid in for 233,750 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.5% per annum, with quarterly interest payments and for 165,900 for a term of 36 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.75% per annum, with quarterly interest payments, respectively. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Classes were applied to the reimbursement of time deposits.

On August 26, 2014, the Bank approved the issuance of Class 12 and 13 of its Corporate Bonds under the Program for a joint principal amount of up to $500.000.000. The subscription period started on October 31, 2014. The date of issuance shall be November 13, 2014.

As of September 30, 2014 and the end of the previous fiscal year, the outstanding principal and accrued interest amounts to 1,482,801 (in connection with Class 4, 6, 7, 8, 9, 10 and 11 of the Corporate Bonds) and 644,164 (in connection with Class 4, 6 and 7 of the Corporate Bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of September 30, 2014:

a)

Interest rate swaps for 1,127,103 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 5,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount and receives a variable amount in accordance with changes in the Badlar rate.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 4,304 as loss for the period.

The estimated fair value of said instruments amounts to 16,534 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 1,132,103.

b)

Interest rate swap for 38,102 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 38,102.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 4,387,582 and 3,952,992, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the criteria described in note 2.3.n.2.), recognizing the amount of 474,233 as income for the period.

d)

Forward sales of BCRA Bills under repurchase agreements for 1,760,610 and of Government securities for 134,502, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 25,415 as income for the period.

e)

The Bank does not carry any pending balances associated to reverse repos in force at September 30, 2014. However, the transactions conducted at September 30, 2014 have yielded a 5,733 loss at the end of the period.

II.	Transactions as of December 31, 2013:

a)

Interest rate swaps for 1,412,963 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 65,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount and receives a variable amount in accordance with changes in the Badlar rate.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 22,019 as income for the fiscal year.

The estimated fair value of said instruments amounts to 35,388 (Liability). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 1,477,963.

b)

Interest rate swap for 42,775 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 42,775.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,414,377 and 1,871,743, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), recognizing the amount of 465,650 as income for the fiscal year.

d)

Forward sales of BCRA Bills and Notes under repurchase agreements for 175,277 and of Government securities for 5,103, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 45,601 as income for the fiscal year.

e)

The Bank does not carry any pending balances associated to reverse repos in force at December 31, 2013. However, the transactions conducted at December 31, 2013 have yielded a 2,133 loss at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1 Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution No. 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” would amount to 15,000 and the minimum of liquid assets required by those rules would be 7,500, this amount is carried in the account identified in the Bank’s records with the number 111.015.003 (named “Argentine Central Bank – Checking Account (Balancing entry – CNV)”). As of September 30, 2014, and the end of the previous fiscal year, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by CNV.

13.2 Investment Funds custodian

As of September 30, 2014 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Renta Pesos”, “FBA Ahorro Pesos”, “FBA Calificado”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Acciones Argentinas”, “FBA Bonos Globales”, “FBA Bonos Latinoamericanos”, “FBA Renta Dólares”, “FBA Renta”, “FBA Total”, “FBA Acciones Globales”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Renta Premium” and “FBA Renta Corto Plazo” administrated by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes, securities issued by the BCRA, Cedears, ADRS and shares in mutual funds in safekeeping in the amount of 4,602,160 and 1,499,521, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds´ equities are as follows:

		EQUITIES AS OF
INVESTMENT FUND	09-30-2014	12-31-2013
FBA Renta Pesos	2,216,748	1,460,275
FBA Ahorro Pesos	2,568,062	541,736
FBA Calificado	331,870	126,513
FBA Horizonte	71,280	47,322
FBA Acciones Latinoamericanas	78,059	41,623
FBA Bonos Argentina	20,155	5,096
FBA Acciones Argentinas	992	468
FBA Bonos Globales	182	117
FBA Bonos Latinoamericanos (*)	--,--	26,211
FBA Renta Dólares (*)	--,--	5,971
FBA Renta (*)	--,--	20,537
FBA Total (*)	--,--	20,817
FBA Acciones Globales (*)	--,--	47,620
FBA Internacional (*)	--,--	4,558
FBA Ahorro Dólares (*)	--,--	14,092
FBA Renta Fija (*)	--,--	14,373
FBA Renta Premium (*)	--,--	8,866
FBA Renta Corto Plazo (*)	--,--	316

Total	5,287,348	2,386,511

(*) On August 30, 2013, BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión decided to start the process of liquidation of FBA Renta Dólares, FBA Ahorro Dólares, FBA Renta Fija, FBA Renta Premium and FBA Renta Corto Plazo, on September 2, 2013 of FBA Acciones Globales and FBA Renta, and on January 27, 2014 of FBA Internacional, FBA Total and FBA Bonos Latinoamericanos. As of the date of issuance of these financial statements, the Asset Manager had paid off all the amounts due to the holders of shares in these funds, except to the holders of shares in FBA Acciones Globales, to whom partial payments have been made (with the remaining funds having been deposited in a special account at BBVA Francés).

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

In accordance with Communication “A” 5273 of “Distribution of Income” of the BCRA, issued on January 27, 2012, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the sum of the balances recorded in the account Unappropriated retained earnings and in the Voluntary reserve for future distributions of income as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

15.	ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of September 30, 2014 and the end of the previous fiscal year:

	09-30-14	12-31-13

COMPUTABLE COMPLIANCE IN PESOS

Special Guarantee Accounts	231,884	224,634
BCRA Checking Account	5,201,006	5,357,009
Special social security accounts	74,080	--,--
Franchises	--,--	81,944

TOTAL	5,506,970	5,663,587

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

Special Guarantee Accounts	34,298	26,411
BCRA Checking Account	4,470,749	5,147,476

TOTAL	4,505,047	5,173,887

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)

BCRA Checking Account	56,590	40,957

TOTAL	56,590	40,957

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explain the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-14	12-31-13	09-30-13	12-31-12

a) Cash and due from banks	12,469,867	12,844,259	7,739,996	8,594,068

b) Government securities	521,731	88,812	247,005	100,301

c) Loans to financial sector, call granted maturity date less than three months as from the end of the period or fiscal year	308,800	671,120	503,690	426,619

CASH AND CASH EQUIVALENTS	13,300,398	13,604,191	8,490,691	9,120,988

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from each period or fiscal year date.

17.	THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION No. 629/14

CNV issued its General Resolution No. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has sent the documentation that supports its operations for the periods still open to audit for safekeeping to Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Article 5, Sub-article a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

18.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

19.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with the Argentine professional accounting standards. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between Argentine professional accounting standards and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Holding
			Book balance	Book balance	Position
	ID	Market	as of	as of	without	Final
	Caja de	value or
Description	Valores	present value	09-30-2014	12-31-2013	options	position

GOVERNMENT SECURITIES

Government securities at fair value

Local
In pesos
Secured Bonds due 2020	2423		1,146,234		1,146,234	1,146,234
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		451,091		451,091	451,091
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	5460		388,400		388,400	388,400
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	5459		189,684		189,684	189,684
Federal Government Bonds in Pesos Badlar + 300 bp due 2015	5441		91,048		--,--	--,--
Other			52,622		31,938	31,938

Subtotal in pesos			2,319,079	1,110,448	2,207,347	2,207,347

In foreign currency
Argentine Bond of Saving towards economic development	5456		193,147		193,147	193,147
Federal Government Bonds in US Dollars 7% due 2015	5433		27,940		--,--	--,--
Other			22,770		--,--	--,--

Subtotal in foreign currency			243,857	871,590	193,147	193,147

Subtotal Government securities at fair value			2,562,936	1,982,038	2,400,494	2,400,494

Government securities at amortized cost

Local
In pesos
Other		164	164		164	164

Subtotal in pesos			164	164	164	164

Subtotal Government securities at amortized cost			164	164	164	164

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Holding
			Book balance	Book balance	Position
	ID	Market	as of	as of	without	Final
	Caja de	value or
Description	Valores	present value	09-30-2014	12-31-2013	options	position

Instruments issued by the BCRA

BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 10-15-14	46274		333,644		333,644	333,644
Argentine Central Bank Internal Bills due 10-29-14	46575		52,385		52,385	52,385
Argentine Central Bank Internal Bills due 10-22-14	46602		38,646		42,589	42,589
Argentine Central Bank Internal Bills due 10-01-14	46270		21,085		21,085	21,085
Other			18,373		18,373	18,373

Subtotal at fair value			464,133	495	468,076	468,076

Repurchase transactions
Argentine Central Bank Internal Bills due 01-28-15	46291		975,547		--,--	--,--
Argentine Central Bank Internal Bills due 09-16-15	46615		700,378		--,--	--,--
Argentine Central Bank Internal Bills due 12-24-14	46574		84,685		--,--	--,--

Subtotal repurchase transactions			1,760,610	39,882	--,--	--,--

At amortized cost
Argentine Central Bank Internal Bills due 07-01-15	46603		456,365		456,365	456,365
Argentine Central Bank Internal Bills due 02-18-15	46578		430,691		430,691	430,691
Argentine Central Bank Internal Bills due 04-22-15	46591		390,528		390,528	390,528
Argentine Central Bank Internal Bills due 06-03-15	46596		372,244		372,244	372,244
Argentine Central Bank Internal Bills due 01-28-15	46291		329,476		329,547	329,547
Argentine Central Bank Internal Bills due 12-17-14	46282		323,745		314,282	314,282
Argentine Central Bank Internal Bills due 02-04-15	46296		309,065		309,065	309,065
Argentine Central Bank Internal Bills due 05-27-15	46595		297,518		297,518	297,518
Argentine Central Bank Internal Bills due 03-04-15	46590		288,615		288,615	288,615
Argentine Central Bank Internal Bills due 05-20-15	46594		277,160		277,160	277,160
Argentine Central Bank Internal Bills due 03-25-15	46587		265,749		265,749	265,749
Argentine Central Bank Internal Bills due 11-19-14	46573		236,597		236,597	236,597
Argentine Central Bank Internal Bills due 07-08-15	46605		206,404		206,404	206,404
Argentine Central Bank Internal Bills due 06-10-15	46597		168,359		168,359	168,359
Argentine Central Bank Internal Bills due 01-07-15	46284		134,200		134,200	134,200
Argentine Central Bank Internal Bills due 07-15-15	46604		106,867		106,867	106,867
Argentine Central Bank Internal Bills due 01-14-15	46572		52,232		52,232	52,232
Argentine Central Bank Internal Bills due 11-26-14	46541		26,936		26,936	26,936
Argentine Central Bank Internal Bills due 12-24-14	46574		24,528		988	988
Argentine Central Bank Internal Bills due 01-21-15	46287		23,873		23,873	23,873
Argentine Central Bank Internal Bills due 02-11-15	46577		--,--		199,493	199,493
Other			33,328		24,916	24,916

Subtotal at amortized cost			4,754,480	1,232,715	4,912,629	4,912,629

BCRA Notes
Repurchase transactions

Subtotal repurchase transactions			--,--	135,395	--,--	--,--

At amortized cost
Argentine Central Bank Notes – In Pesos – Variable Badlar coupon due 11-05-14	46592		51,883		51,883	51,883

Subtotal at amortized cost			51,883	--,--	51,883	51,883

Subtotal instruments issued by the BCRA			7,031,106	1,408,487	5,432,588	5,432,588

TOTAL GOVERNMENT SECURITIES			9,594,206	3,390,689	7,833,246	7,833,246

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 09-30-2014	Book balance as of 12-31-2013	Position without options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments
Other Equity instruments
Local
In pesos
Tenaris S.A.	40115		268		268	268

Subtotal in pesos			268	--,--	268	268

From abroad
In foreign currency

Silicon Graphics Inc.	6003		76		76	76
Other			40		40	40

Subtotal in foreign currency			116	90	116	116

Subtotal Equity instruments			384	90	384	384

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			384	90	384	384

TOTAL GOVERNMENT AND PRIVATE SECURITIES			9,594,590	3,390,779	7,833,630	7,833,630

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

	09-30-2014	12-31-2013

COMMERCIAL PORTFOLIO

Normal performance	24,045,407	21,239,671

Preferred collaterals and counter guaranties “A”	934,280	779,621
Preferred collaterals and counter guaranties “B”	798,028	577,055
Without senior security or counter guaranties	22,313,099	19,882,995

With special follow-up	4,232	19,473

Under observation	4,232	15,428

Preferred collaterals and counter guaranties “B”	1,872	--,--
Without senior security or counter guaranties	2,360	15,428
Negotiations for recovery or re-financing agreements underway	--,--	4,045

Preferred collaterals and counter guaranties “B”	--,--	786
Without senior security or counter guaranties	--,--	3,259

Non-performing	15,361	2,717

Preferred collaterals and counter guaranties “B”	829	--,--
Without senior security or counter guaranties	14,532	2,717

With high risk of uncollectibility	3,544	27,632

Preferred collaterals and counter guaranties “B”	--,--	338
Without senior security or counter guaranties	3,544	27,294

Uncollectible	28,586	10,035

Preferred collaterals and counter guaranties “B”	4,088	--,--
Without senior security or counter guaranties	24,498	10,035

Total	24,097,130	21,299,528

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

	09-30-2014	12-31-2013

CONSUMER AND HOUSING PORTFOLIO

Normal performance	18,849,410	16,814,083

Preferred collaterals and counter guaranties “A”	18,835	20,369
Preferred collaterals and counter guaranties “B”	1,638,067	1,524,188
Without senior security or counter guaranties	17,192,508	15,269,526

Low risk	201,287	178,283

Preferred collaterals and counter guaranties “B”	21,436	23,784
Without senior security or counter guaranties	179,851	154,499

Medium risk	179,109	128,909

Preferred collaterals and counter guaranties “B”	7,184	9,231
Without senior security or counter guaranties	171,925	119,678

High risk	107,563	68,101

Preferred collaterals and counter guaranties “B”	18,924	15,004
Without senior security or counter guaranties	88,639	53,097

Uncollectible	20,584	14,802

Preferred collaterals and counter guaranties “B”	7,269	6,403
Without senior security or counter guaranties	13,315	8,399

Uncollectible, classified as such under regulatory requirements	106	100

Without senior security or counter guaranties	106	100

Total	19,358,059	17,204,278

General Total (1)	43,455,189	38,503,806

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	09-30-2014		12-31-2013
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	4,602,030	10.59%	4,236,449	11.00%

50 next largest clients	6,962,438	16.02%	5,680,349	14.75%

100 following clients	4,377,795	10.07%	3,998,701	10.39%

Remaining clients	27,512,926	63.32%	24,588,307	63.86%

Total (1)	43,455,189	100.00%	38,503,806	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Government sector	--,--	467	--,--	--,--	--,--	--,--	51,478	51,945

Financial sector	--,--	653,488	168,956	339,534	682,917	432,040	18,500	2,295,435

Non financial private sector and residents abroad	140,596	17,761,806	4,670,255	4,719,423	3,789,206	4,674,330	5,352,193	41,107,809

TOTAL	140,596	18,415,761	4,839,211	5,058,957	4,472,123	5,106,370	5,422,171	43,455,189	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See note 19)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements

Identification	Description	Class	Unit face value	Votes per share	Number	09-30-2014	12-31-2013	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year

	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousands of pesos

33642192049	BBVA Francés Valores S.A.	Common	500$	1	12,396	23,640	17,960	Stockholder	09-30-2014	6,390	24,372	5,855
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1$	1	35,425,947	5,611	8,272	Pensions fund manager	09-30-2014	65,739	10,413	2,670

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	241,090	164,652	Financial institution	09-30-2014	52,178	482,180	152,876

30548590163	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	68,378	68,967	Investment Fund Manager	09-30-2014	243	118,197	45,601
33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	225,996	150,396	Financial Institution	09-30-2014	60,000	564,991	189,001

		Subtotal controlled				564,715	410,247

	Non controlled

	Local

30598910045	Visa Argentina S.A.	Common	1$	1	1,571,996	6,428	6,428	Services to companies	05-31-2014	15,000	356,378	295,046
30690783521	Interbanking S.A.	Common	1$	1	149,556	5,111	3,571	Services	12-31-2013	1,346	161,375	129,239
30604796357	Banelco S.A.					--,--	8,654	Information services
	Other					250	257

	Foreign

30710156561	Banco Lat. de Comercio Exterior S.A.	Common B	43$	1	20,221	2,130	1,640	Banking institution	12-31-2013	1,824,910	5,592,131	552,420

		Subtotal noncontrolled				13,919	20,550

		Total in financial institutions, supplementary and authorized				578,634	430,797

	IN OTHER COMPANIES

	Non controlled

	Local

30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	38,947	29,220	Insurance	09-30-2014	10,651	318,714	15,616

	Foreign

	Other					106	82

		Subtotal non controlled				39,053	29,302

		Total in other companies				39,053	29,302

		Total investments in other companies				617,687	460,099

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014

AND THE FISCAL YEAR ENDED DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 09-30-2014	Net book value at 12-31-2013
					Years of useful life	Amount

PREMISES AND EQUIPMENT

Real Estate	370,879	8,132	42,070	33,810	50	18,541	368,730	370,879
Furniture and Facilities	208,917	114,983	1,239	8	10	25,734	299,397	208,917
Machinery and Equipment	119,477	30,742	35,535	--,--	3 & 5	52,060	133,694	119,477
Automobiles	5,133	1,205	--,--	14	5	1,182	5,142	5,133

Total	704,406	155,062	78,844	33,832		97,517	806,963	704,406

OTHER ASSETS

Construction in progress	80,662	98,001	(43,324)	29,523	--,--	--,--	105,816	80,662
Advances to suppliers of goods	486,010	407,981	--,--	51,278	--,--	--,--	842,713	486,010
Works of Art	992	--,--	--,--	--,--	--,--	--,--	992	992
Leased assets	2,294	--,--	--,--	--,--	50	35	2,259	2,294
Property taken as security for loans	2,423	617	--,--	468	50	71	2,501	2,423
Stationery and office supplies	7,844	25,271	--,--	13,994	--,--	--,--	19,121	7,844
Other	66,477	25,359	(35,520)	--,--	50	143	56,173	66,477

Total	646,702	557,229	(78,844)	95,263		249	1,029,575	646,702

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014

AND THE FISCAL YEAR ENDED DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Amortization for the period
			Years of useful life	Amount	Net book value at 09-30-2014	Net book value at 12-31-2013

Organization and development expenses (1)	120,637	65,203	1 & 5	42,881	142,959	120,637

Organization and development non-deductible expenses	--,--	11,139	--,--	11,139	--,--	--,--

Total	120,637	76,342		54,020	142,959	120,637

(1) This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	09-30-2014		12-31-2013
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	6,562,805	13.22%	4,549,211	10.39%

50 next largest clients	4,826,916	9.72%	5,081,876	11.61%

100 following clients	2,937,406	5.92%	3,051,769	6.97%

Remaining clients	35,316,070	71.14%	31,091,918	71.03%

TOTAL	49,643,197	100.00%	43,774,774	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS AND

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Deposits	44,909,698	4,035,975	590,106	106,611	807	--,--	49,643,197

Other liabilities from financial transactions

Argentine Central Bank	4,210	3,942	6,067	12,154	25,454	26,448	78,275

Banks and International Institutions	274,724	222,995	--,--	--,--	--,--	--,--	497,719

Unsubordinated corporate bonds	30,206	27,592	250,000	380,237	233,750	561,016	1,482,801

Other	3,559,555	2,481	4,370	7,592	14,517	13,528	3,602,043

Total	3,868,695	257,010	260,437	399,983	273,721	600,992	5,660,838

TOTAL	48,778,393	4,292,985	850,543	506,594	274,528	600,992	55,304,035

EXHIBIT J

MOVEMENT OF ALLOWANCES

FOR NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (5)		Reversals	Applications	09-30-2014	12-31-2013
DEDUCTED FROM ASSETS
Government securities
– For impairment value	196	8	(4)	--,--	--,--	204	196

Loans
– Allowance for doubtful loans	680,651	417,700	(1)	--,--	258,639	839,712	680,651

Other receivables from financial transactions
– Allowance for doubtful receivables and impairment	1,209	366	(1)	--,--	--,--	1,575	1,209

Receivables from financial leases
– Allowance for doubtful receivables and impairment	21,186	9,303	(1)	--,--	5,171	25,318	21,186

Other receivables
– Allowance for doubtful receivables (2)	277,334	35,110		2,604	163	309,677	277,334

Total	980,576	462,487		2,604	263,973	1,176,486	980,576

LIABILITIES-ALLOWANCES

– Contingents commitments (1)	539	34		--,--	--,--	573	539

– Other contingencies	622,165	125,152	(3)	5,138	49,933	692,246	622,165

Total	622,704	125,186		5,138	49,933	692,819	622,704

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)

Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1).

(3)

Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.q).

(4)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(5)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

–	Government Securities	8
–	Loans	4,551
–	Other receivables from financial transaction	4
–	Other receivables	3,170

EXHIBIT K

CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or		Paid in
			Outstanding	In portfolio	distribution

Common	536,877,850	1	536,833	--,--	45	(1)	536,878	(2)

(1)   Shares issued and available to stockholders but not as yet withdrawn.

(2)   Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

Accounts		09-30-2014						12-31-2013

			Total of the period (per type of currency)

	Total of the period	Euro	US Dollars	Pounds Sterling	Swiss Franc	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	5,362,225	236,133	5,106,243	3,995	706	397	14,751	5,912,615
Government and private securities	252,432	--,--	252,392	--,--	--,--	--,--	40	871,680
Loans	2,819,889	--,--	2,819,889	--,--	--,--	--,--	--,--	1,134,400
Other receivables from financial transactions	389,693	12	389,681	--,--	--,--	--,--	--,--	100,620
Receivables from financial leases	--,--	--,--	--,--	--,--	--,--	--,--	--,--	61
Investments in other companies	2,236	106	2,130	--,--	--,--	--,--	--,--	1,722
Other receivables	141,915	13,415	128,500	--,--	--,--	--,--	--,--	135,361
Suspense items	450	--,--	450	--,--	--,--	--,--	--,--	562

TOTAL	8,968,840	249,666	8,699,285	3,995	706	397	14,791	8,157,021

LIABILITIES

Deposits	5,105,827	81,247	5,024,580	--,--	--,--	--,--	--,--	4,720,888
Other liabilities from financial transactions	1,966,393	120,794	1,840,845	2,031	99	136	2,488	816,105
Other liabilities	149,104	6,456	142,648	--,--	--,--	--,--	--,--	118,440
Suspense items	1,042	--,--	1,042	--,--	--,--	--,--	--,--	571

TOTAL	7,222,366	208,497	7,009,115	2,031	99	136	2,488	5,656,004

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	2,606,836	139,661	2,467,175	--,--	--,--	--,--	--,--	1,873,226
Control	39,684,033	243,119	39,438,663	--,--	--,--	954	1,297	95,729,619

TOTAL	42,290,869	382,780	41,905,838	--,--	--,--	954	1,297	97,602,845

Credit accounts (except contra credit accounts)
Contingent	508,918	82,995	421,873	--,--	--,--	4,050	--,--	620,570
Control	42,001	747	41,254	--,--	--,--	--,--	--,--	268,945

TOTAL	550,919	83,742	463,127	--,--	--,--	4,050	--,--	889,515

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			09-30-2014	12-31-2013

1. Loans	1,935,657	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,935,657	2,109,132

- Overdraft	6,883	--,--	--,--	--,--	--,--	--,--	--,--	--,--	6,883	151

Without senior security or counter guaranty	6,883	--,--	--,--	--,--	--,--	--,--	--,--	--,--	6,883	151

- Discounted Instruments	2,602	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,602	--,--

Without senior security or counter guaranty	2,602	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,602	--,--

- Real Estate Mortgage and Collateral Loans	2,413	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,413	2,488

Other collaterals and counter guaranty “B”	2,413	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,413	2,488

- Consumer	4,287	--,--	--,--	--,--	--,--	--,--	--,--	--,--	4,287	3,504

Without senior security or counter guaranty	4,287	--,--	--,--	--,--	--,--	--,--	--,--	--,--	4,287	3,504

- Credit Cards	4,062	--,--	--,--	--,--	--,--	--,--	--,--	--,--	4,062	3,906

Without senior security or counter guaranty	4,062	--,--	--,--	--,--	--,--	--,--	--,--	--,--	4,062	3,906

- Other	1,915,410	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,915,410	2,099,083

Without senior security or counter guaranty	1,915,410	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,915,410	2,099,083

2. Other receivables from financial transactions	38,543	--,--	--,--	--,--	--,--	--,--	--,--	--,--	38,543	37,835

3. Receivables from financial leases and other	372	--,--	--,--	--,--	--,--	--,--	--,--	--,--	372	171

4. Contingent commitments	60,996	--,--	--,--	--,--	--,--	--,--	--,--	--,--	60,996	109,297

5. Investments in other companies and private securities	571,401	--,--	--,--	--,--	--,--	--,--	--,--	--,--	571,401	442,054

Total	2,606,969	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,606,969	2,698,489

Total Allowances	19,397	--,--	--,--	--,--	--,--	--,--	--,--	--,--	19,397	20,878

(1) Maximum amount granted to related clients during September 2014 and December 2013, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

Swaps	Financial transactions – own account	-	Upon expiration of differences	Residents in Argentina – Financial sector	21	11	46	1,132,103

Swaps	Interest rate hedge	-	Upon expiration of differences	Residentes in Argentina – Non - financial sector	122	60	6	38,102

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	4	3	1	7,454,354

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	2	2	1	886,220

Repo transactions	Financial transactions – own account	Federal Government Bonds	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	134,502

Repo transactions	Financial transactions – own account	Other	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	1,760,610

TOTAL								11,405,891

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

ASSETS:	09-30-2014	12-31-2013
A. CASH AND DUE FROM BANKS:
Cash	2,320,900	2,063,205
Due from banks and correspondents	10,218,539	10,818,576

Argentine Central Bank (BCRA)	9,863,256	10,576,744
Other local	2,522	2,846
Foreign	352,761	238,986

	12,539,439	12,881,781

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a):
Holdings booked at fair value	2,563,512	1,982,431
Holdings booked at amortized cost	164	164
Instruments issued by the BCRA	7,031,106	1,408,487
Investments in listed private securities	64,504	69,049

Less: Allowances	204	196

	9,659,082	3,459,935

C. LOANS:
To government sector (Exhibit 1)	51,945	40,915
To financial sector (Exhibit 1)	1,169,624	1,871,093

Interfinancial – (Call granted)	60,000	313,500
Other financing to local financial institutions	892,622	1,328,346
Interest and listed-price differences accrued and pending collection	217,002	229,247

To non financial private sector and residents abroad (Exhibit 1)	40,219,570	35,278,648

Overdraft	7,311,296	6,552,258
Discounted instruments	6,303,691	5,476,961
Real estate mortgage	1,387,004	1,243,900
Collateral Loans	3,641,853	3,479,820
Consumer	5,977,116	5,998,744
Credit cards	9,383,445	7,429,187
Other	5,708,632	4,647,736
Interest and listed-price differences accrued and pending collection	637,706	582,255
Less: Interest documented together with main obligation	131,173	132,213

Less: Allowances	876,623	722,462

	40,564,516	36,468,194

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	452,910	624,368
Amounts receivable for spot and forward sales to be settled	3,805,054	260,046
Instruments to be received for spot and forward purchases to be settled	1,965,684	72,567
Unlisted corporate bonds (Exhibit 1)	40,397	3,401
Non-deliverable forward transactions balances to be settled	88,648	6,744
Other receivables not covered by debtor classification regulations	1,454	4,135
Other receivables covered by debtor classification regulations (Exhibit 1)	284,482	202,274

Less: Allowances	5,589	5,044

	6,633,040	1,168,491

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	1,995,083	1,778,235
Interest accrued pending collection (Exhibit 1)	27,371	22,040

Less: Allowances	26,573	22,497

	1,995,881	1,777,778

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	228,126	152,036
Other (Note 7.b)	61,320	58,621

	289,446	210,657

G. OTHER RECEIVABLES:
Other (Note 7.c)	1,583,501	1,359,404
Other interest accrued and pending collection	658	3,478

Less: Allowances	345,511	297,585

	1,238,648	1,065,297

H. PREMISES AND EQUIPMENT:	812,537	704,995

I. OTHER ASSETS:	1,063,345	659,997

J. INTANGIBLE ASSETS:
Organization and development expenses	143,124	120,755

	143,124	120,755

K. SUSPENSE ITEMS:	7,764	5,294

L. OTHER SUBSIDIARIES’ ASSETS (Note 7.d):	450	450

TOTAL ASSETS:	74,947,272	58,523,624

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

LIABILITIES:	09-30-2014	12-31-2013

M. DEPOSITS:
Government sector	3,835,304	2,780,304
Financial sector	32,224	45,961
Non financial private sector and residents abroad	45,869,065	40,933,200

Checking accounts	13,146,444	9,947,241
Savings deposits	12,624,616	11,902,472
Time deposits	18,791,556	17,910,820
Investments accounts	677	4,027
Other	984,806	916,985
Interest and listed-price differences accrued payable	320,966	251,655

	49,736,593	43,759,465

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	78,275	93,746

Other	78,275	93,746

Banks and International Institutions	492,815	106,178
Unsubordinated corporate bonds	1,761,479	1,190,761
Amounts payable for spot and forward purchases to be settled	1,966,265	63,298
Instruments to be delivered for spot and forward sales to be settled	3,830,247	273,672
Financing received from Argentine financial institutions	261,811	426,238

Interfinancial (call borrowed)	102,800	--,--
Other financings from local financial institutions	158,967	426,238
Interest accrued payable	44	--,--
Non-deliverable forward transactions balances to be settled	573	47,245
Other (Note 7.e)	3,743,360	2,648,545
Interest and listed–price differences accrued payable	99,056	93,577

	12,233,881	4,943,260

O. OTHER LIABILITIES:
Fees payable	149	189
Other (Note 7.f)	2,422,591	1,752,778

	2,422,740	1,752,967

P. ALLOWANCES:	755,887	709,343

Q. SUSPENSE ITEMS:	33,513	29,677

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 7.g):	337	337

TOTAL LIABILITIES:	65,182,951	51,195,049

S. MINORITY INTEREST IN SUBSIDIARIES (Note 4):	246,802	172,395

STOCKHOLDERS’ EQUITY:	9,517,519	7,156,180

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	74,947,272	58,523,624

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2014	12-31-2013
DEBIT ACCOUNTS

Contingent
– Guaranties received	13,456,632	12,125,408
– Contra contingent debit accounts	1,483,744	1,290,370

	14,940,376	13,415,778

Control
– Receivables classified as irrecoverable	572,490	432,256
– Other (Note 7.h)	131,640,900	153,384,808
– Contra control debit accounts	1,217,774	1,544,001

	133,431,164	155,361,065

Derivatives
– “Notional” amount of non-deliverable forward transactions	4,387,582	5,414,377
– Interest rate swap	1,058,986	1,367,098
– Contra debit derivatives accounts	3,952,992	1,871,743

	9,399,560	8,653,218

For trustee activities
– Funds in trust	6,605	6,582

	6,605	6,582

TOTAL	157,777,705	177,436,643

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	514,182	453,478
– Guaranties provided to the BCRA	198,013	191,303
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	325,859	287,575
– Other guaranties given non covered by debtor classification regulations	198,541	158,783
– Other covered by debtor classification regulations (Exhibit 1)	247,149	199,231
– Contra contingent credit accounts	13,456,632	12,125,408

	14,940,376	13,415,778

Control
– Items to be credited	1,007,989	1,186,195
– Other	209,785	357,806
– Contra control credit accounts	132,213,390	153,817,064

	133,431,164	155,361,065

Derivatives
– “Notional” amount of non-deliverable forward transactions	3,952,992	1,871,743
– Contra credit derivatives accounts	5,446,568	6,781,475

	9,399,560	8,653,218

For trustee activities
– Contra credit accounts for trustee activities	6,605	6,582

	6,605	6,582

TOTAL	157,777,705	177,436,643

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2014	09-30-2013
A. FINANCIAL INCOME

Interest on cash and due from banks	--,--	54
Interest on loans to the financial sector	274,681	225,629
Interest on overdraft	1,541,444	882,149
Interest on discounted instruments	900,901	537,418
Interest on real estate mortgage	170,660	115,432
Interest on collateral loans	589,638	426,140
Interest on credit card loans	1,369,713	674,299
Interest on other loans	2,023,070	1,577,757
Interest from other receivables from financial transactions	3,795	29,425
Interest on financial leases	245,513	168,837
Income from secured loans - Decree 1387/01	12,727	6,553
Net income from government and private securities	1,167,292	322,483
Indexation by CER	252,211	100,130
Gold and foreign currency exchange difference	760,205	273,949
Other	592,452	255,875

	9,904,302	5,596,130

B. FINANCIAL EXPENSE

Interest on savings deposits	14,104	10,536
Interest on time deposits	3,178,676	1,606,592
Interest on interfinancial financing (call borrowed)	14,537	4,898
Interest on other financing from financial institutions	59,950	69,865
Interest on other liabilities from financial transactions	326,978	106,801
Other interest	6,296	4,877
Indexation by CER	142	79
Contribution to the deposit guaranty fund	58,885	45,783
Other	606,080	355,862

	4,265,648	2,205,293

GROSS INTERMEDIATION MARGIN – GAIN	5,638,654	3,390,837

C. ALLOWANCES FOR LOAN LOSSES	422,340	311,521

D. SERVICE CHARGE INCOME

Related to lending transactions	1,450,471	1,039,483
Related to liability transactions	1,087,394	827,347
Other commissions	136,975	89,015
Other (Note 7.i)	666,704	543,704

	3,341,544	2,499,549

E. SERVICE CHARGE EXPENSE

Commissions	580,084	433,450
Other (Note 7.j)	330,887	235,029

	910,971	668,479

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2014		09-30-2013

F. ADMINISTRATIVE EXPENSES

Payroll expenses		2,404,697	1,643,760
Fees to Bank Directors and Supervisory Committee		3,911	2,968
Other professional fees		48,342	44,581
Advertising and publicity		164,639	136,252
Taxes		353,862	244,763
Fixed assets depreciation	.	97,620	72,887
Organizational expenses amortization		42,911	35,822
Other operating expenses		563,958	409,448
Other		448,917	314,229

		4,128,857	2,904,710

NET GAIN FROM FINANCIAL TRANSACTIONS		3,518,030	2,005,676

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES		(74,407)	(38,343)

G. OTHER INCOME

Income from long-term investments		159,724	79,791
Punitive interests		20,389	11,017
Loans recovered and reversals of allowances		103,261	71,535
Other (Note 7.k)		145,883	237,465

		429,257	399,808

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA		15	19
Charge for uncollectibility of other receivables and other allowances		159,441	290,668
Amortization of difference arising from judicial resolutions		11,139	20,970
Depreciation and losses from miscellaneous assets		549	229
Other (Note 7.l)		61,968	46,653

		233,112	358,539

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME		3,639,768	2,008,602

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME		1,249,629	848,289

NET INCOME FOR THE PERIOD		2,390,139	1,160,313

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-2014		09-30-2013
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	13,603,620	(1)	9,048,450	(1)
Cash and cash equivalents at the end of the period	13,314,787	(1)	8,404,135	(1)

Net decrease in cash and cash equivalents	(288,833)		(644,315)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	(4,601,567)		(1,331,632)
- Loans	3,837,553		(176,923)

to financial sector	312,224		(84,645)
to non-financial public sector	(414)		(40,059)
to non-financial private sector and residents abroad	3,525,743		(52,519)
- Other receivables from financial transactions	6,002		7,045
- Receivables from financial leases	(218,103)		(446,007)
- Deposits	2,043,846		3,331,510

to financial sector	(13,737)		(1,861)
to non-financial public sector	1,060,741		280,454
to non-financial private sector and residents abroad	996,842		3,052,917
- Other liabilities from financial transactions	1,169,187		376,975

Financing from financial or interfinancial sector (call borrowed)	102,800		23,600
Others (except liabilities included in Financing Activities)	1,066,387		353,375
Collections related to service charge income	3,312,913		2,485,776
Payments related to service charge expense	(907,798)		(667,470)
Administrative expenses paid	(3,946,909)		(2,748,569)
Organizational and development expenses paid	(28,129)		(34,562)
Net collections from punitive interest	18,539		9,833
Differences from judicial resolutions paid	(11,139)		(20,970)
Collections of dividends from other companies	54,716		33,654
Other collections related to other income and expenses	336,027		331,243

Net cash flows provided by operating activities	1,065,138		1,149,903

Investment activities

Net payments from premises and equipment	(152,287)		(78,227)
Net payments from other assets	(484,106)		(497,466)
Other payments from investment activities	(354,465)		(417,276)

Net cash flows used in investment activities	(990,858)		(992,969)

Financing activities

Net collections / (payments) from:
- Unsubordinated corporate bonds	570,718		156,674
- Argentine Central Bank	(15,336)		31,841

Other	(15,336)		31,841
- Banks and international agencies	386,637		(262,770)
- Financing received from local financial institutions	(267,271)		123,350
Cash dividends	(28,800)		--,--
Other payments from financing activities	(1,009,061)		(850,398)

Net cash flows used in financing activities	(363,113)		(801,303)

Financial results and results from holdings of cash and cash equivalents (including interest)	--,--		54

Net decrease in cash and cash equivalents	(288,833)		(644,315)

(1) See note 6 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2013, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated - line by line – its balance sheets as of September 30, 2014 and the end of the previous fiscal year, and the statements of income and cash and cash equivalents flow for the nine month periods ended September 30, 2014 and 2013, as per the following detail:

–	As of September 30, 2014:

a)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the nine month periods ended September 30, 2014 and 2013.

b)

With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the three month periods ended September 30, 2014 and 2013.

–	As of December 31, 2013:

c)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2013.

d)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2013.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a nine month period ended on September 30, 2014 and 2013.

Interests in subsidiaries as of September 30, 2014 and the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		09-30-2014	12-31-2013	09-30-2014	12-31-2013	09-30-2014	12-31-2013

BBVA Francés Valores S.A.	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in note 2 below, as of September 30, 2014 and the end of the previous fiscal year and net income balances for the nine month periods ended September 30, 2014 and 2013, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	09-30-2014	12-31-2013	09-30-2014	12-31-2013	09-30-2014	12-31-2013	09-30-2014	09-30-2013

BBVA Francés Valores S.A.	33,814	25,477	9,442	6,960	24,372	18,517	5,855	1,559

Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	69,273	97,950	58,860	82,600	10,413	15,350	(4,937)	(3,056)

PSA Finance Argentina Cía Financiera S.A.	2,544,780	2,692,580	2,062,600	2,363,276	482,180	329,304	152,876	79,390

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	144,444	80,684	26,247	8,088	118,197	72,596	45,601	6,541

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the Argentine professional accounting standards:

Arising from the application of the accounting standards laid down by BCRA and the Argentine professional accounting standards:

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 8,928 and 11,146 as of September 30, 2014 and the end of the previous fiscal year, respectively.

•

The Bank has not made disclosures required by Argentine professional accounting standards on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law No. 26,425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ)

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law No. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office No. 7, case file No. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced. The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	09-30-2014	12-31-2013
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	4,802	7,078
BBVA Francés Valores S.A.	732	557
PSA Finance Argentina Cía Financiera S.A.	241,090	164,652
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	178	108

Total	246,802	172,395

5.	RESTRICTIONS ON ASSETS

a)

BBVA Francés Valores S.A. holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 10,300 as of September 30, 2014 and the end of the previous fiscal year. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

		09-30-2014	12-31-2013	09-30-2013	12-31-2012

a)	Cash and due from banks	12,538,623	12,880,744	7,768,277	8,613,997

b)	Government securities	546,164	115,876	260,358	102,453

c)	Loans to financial sectors, call granted maturity date less than three months as from the end of the period or fiscal year	230,000	607,000	375,500	332,000

CASH AND CASH EQUIVALENTS		13,314,787	13,603,620	8,404,135	9,048,450

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of each period or fiscal year date.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	09-30-2014	12-31-2013

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings booked at fair value

Secured Bonds due in 2020	1,146,234	891,894
Peso-denominated Discount governed by Argentine Law maturing in 2033	451,091	80,980
Federal Government Bonds in Pesos Badlar + 200 bp due 2016	388,400	--,--
Argentine Bond of Saving towards economic development	193,147	121,110
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	189,684	--,--
Federal Government Bonds in Pesos Badlar + 300 bp due 2015	91,048	5,103
Federal Government Bonds in US Dollars 7% due 2015	27,940	--,--
Par Securities denominated in US Dollars and governed by Argentine Law	--,--	42,300
Consolidation Bonds – sixth series	--,--	31,040
Secured Bonds due in 2018	--,--	89,114
Federal Government Bonds in US Dollars 7% 2017	--,--	708,180
Federal Government Bonds in Pesos Badlar + 275 bp due 2014	--,--	12,317
Other	75,968	393

Total	2,563,512	1,982,431

	09-30-2014	12-31-2013

* Holdings booked at amortized cost

Other	164	164

Total	164	164

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	6,979,223	1,273,092
BCRA Notes (NOBAC)	51,883	135,395

Total	7,031,106	1,408,487

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	53,218	64,525
FBA Bonos Argentina Investment Fund	9,624	--,--
FBA Acciones Globales Investment Fund	--,--	3,849
Other	1,662	675

Total	64,504	69,049

- Allowances	(204)	(196)

Total	9,659,082	3,459,935

b) INVESTMENTS IN OTHER COMPANIES – Other

In other companies - unlisted	39,053	29,302
In companies-supplementary activities	22,267	29,319

Total	61,320	58,621

	09-30-2014	12-31-2013

c) OTHER RECEIVABLES – Other

Miscellaneous receivables	419,945	284,581
Guarantee deposits	341,184	309,390
Prepayments	330,092	309,925
Tax prepayments	271,117	258,899
Loans to personnel	185,421	189,700
Advances to personnel	27,873	6,238
Other	7,869	671

Total	1,583,501	1,359,404

d) OTHER SUBSIDIARIES’ ASSETS

Other related to pension fund management business	450	450

Total	450	450

e) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Accounts payable for consumption	1,837,926	1,193,215
Other withholdings and collections at source	595,171	457,246
Collections and other operations for the account of third parties	509,957	342,912
Money orders payable	468,080	327,967
Fees collected in advance	118,204	105,860
Social security payment orders pending settlement	80,942	6,484
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	38,241	46,882
Pending Banelco debit transactions	34,728	120,570
Funds raised from third parties	16,725	17,255
Accrued commissions payable	8,781	5,608
Loans received from Interamerican Development Bank (IDB)	5,522	3,229
Other	29,083	21,317

Total	3,743,360	2,648,545

f) OTHER LIABILITIES – Other

Accrued taxes	935,248	674,707
Miscellaneous payables	719,883	509,472
Accrued salaries and payroll taxes	439,430	398,013
Amounts collected in advance	325,837	169,278
Other	2,193	1,308

Total	2,422,591	1,752,778

g) OTHER SUBSIDIARIES’ LIABILITIES

Other related pension fund management business	337	337

Total	337	337

	09-30-2014	12-31-2013

h) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	68,303,382	121,633,179
Items in safekeeping	56,939,700	26,289,843
Checks not yet credited	3,996,067	3,347,400
Collections items	840,229	686,371
Checks drawn on the Bank pending clearing	696,567	602,976
Cash in custody on behalf of the BCRA	297,943	52,144
Other	567,012	772,895

Total	131,640,900	153,384,808

	09-30-2014	09-30-2013

i) SERVICE CHARGE INCOME - Other

Commissions for hiring of insurances	375,479	246,003
Rental of safe-deposit boxes	107,202	82,266
Commissions for loans and guaranties	28,654	97,807
Commissions on debit and credit cards	36,710	31,389
Commissions for transportations of values	20,066	15,262
Commissions for escrow	15,077	14,608
Commissions for capital market transactions	9,086	10,746
Commissions for salary payment	6,914	6,944
Commissions for trust management	1,459	922
Other	66,057	37,757

Total	666,704	543,704

j) SERVICE CHARGE EXPENSE - Other

Turn-over tax	235,983	180,271
Insurance paid on lease transactions	83,158	40,387
Other	11,746	14,371

Total	330,887	235,029

k) OTHER INCOME – Other

Income from the Credit Card Guarantee Fund	44,481	13,894
Interest on loans to personnel	23,246	21,184
Related parties expenses recovery	22,075	3,006
Deferred income tax (1)	14,300	164,500
Other	41,781	34,881

Total	145,883	237,465

(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

	09-30-2014	09-30-2013

l) OTHER EXPENSE – Other

Donations	11,039	9,366
Turn-over tax	7,774	5,794
Insurance losses	7,681	8,894
Private health insurance for former employees	7,279	5,965
Other	28,195	16,634

Total	61,968	46,653

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-2014	12-31-2013

COMMERCIAL PORTFOLIO

Normal performance	23,023,436	20,260,306

Preferred collaterals and counter guaranties “A”	934,280	779,621
Other collaterals and counter guaranties “B”	817,579	595,147
Without senior security or counter guaranties	21,271,577	18,885,538

With special follow-up	5,246	19,473

Under observation	5,246	15,428

Other collaterals and counter guaranties “B”	2,555	--,--
Without senior security or counter guaranties	2,691	15,428
Negotiations for recovery or re-financing agreements underway	--,--	4,045

Preferred collaterals and counter guaranties “B”	--,--	786
Without senior security or counter guaranties	--,--	3,259

Non-performing	15,361	2,717

Preferred collaterals and counter guaranties “B”	829	--,--
Without senior security or counter guaranties	14,532	2,717

With high risk of uncollectibility	3,544	27,632

Other collaterals and counter guaranties “B”	--,--	338
Without senior security or counter guaranties	3,544	27,294

Uncollectible	28,586	10,035

Other collaterals and counter guaranties “B”	4,088	--,--
Without senior security or counter guaranties	24,498	10,035

Total	23,076,173	20,320,163

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-2014	12-31-2013

CONSUMER AND HOUSING PORTFOLIO

Normal performance	21,189,457	19,339,695

Preferred collaterals and counter guaranties “A”	18,835	20,369
Other collaterals and counter guaranties “B”	3,812,872	3,821,776
Without senior security or counter guaranties	17,357,750	15,497,550

Low risk	255,693	222,672

Other collaterals and counter guaranties “B”	71,624	64,575
Without senior security or counter guaranties	184,069	158,097

Medium risk	192,088	140,262

Other collaterals and counter guaranties “B”	18,819	19,317
Without senior security or counter guaranties	173,269	120,945

High risk	126,384	82,219

Other collaterals and counter guaranties “B”	35,305	27,635
Without senior security or counter guaranties	91,079	54,584

Uncollectible	35,761	31,742

Other collaterals and counter guaranties “B”	20,359	21,254
Without senior security or counter guaranties	15,402	10,488

Uncollectible, classified as such under regulatory requirements	106	137

Other collaterals and counter guaranties “B”	--,--	37
Without senior security or counter guaranties	106	100

Total	21,799,489	19,816,727

General Total (1)	44,875,662	40,136,890

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY OF ACTIVITY FOR THE NINE MONTH PERIOD

ENDED ON SEPTEMBER 30, 2014

(Consolidated amounts – Stated in thousand Pesos)

In accordance with the guidelines laid down by Grupo BBVA, BBVA Francés has added a Digital Banking division to the Transformation Department for the purpose of improving customer experience in all channels. Besides, in the course of this three month period, 3 new branches were opened, thus broadening the network to 278 customer service points, 248 of which are retail branches and 30 are devoted to small and medium enterprises and institutions, together with 7 business units divided by industry that provide personalized service to corporate customers. Besides, the Bank’s distribution network is further supplemented by 13 in-store banks, 2 points of sales, 669 ATMs and 723 self-service terminals.

In terms of activity, the Bank’s portfolio of loans to the private sector totaled 41,389,194 as of September 30, 2014, which points to an 20.9% growth rate in the last twelve months of the year, while during the quarter the growth rate was of 6.9%.

Efforts to boost the credit card product continued: the Visa Xeneize and River LANPASS cards were launched, together with a new program of LANPASS retail stores that allows customers to earn kilometers for the stores’ sales credited to their checking accounts. In the past twelve months, the credit card product grew by 57.1% whilst growth in the period was 8.5%. In addition, pledge and consumer loans both grew by 9.4% and 5.6% respectively in the past twelve months, whilst both products rose less in this quarter, reflecting the decrease in the level of activity.

Besides, in the commercial segment, the Bank continues to play a leading role in the agriculture and livestock sector with major brand presence and exclusive products. As concerns credit lines aimed at production activities in accordance with the Central Bank’s rules and regulations and with a primary focus on investment projects, the entity’s management actions in this respect attained the objectives proposed regarding the placement of loan and lease with option to purchase transactions.

As to portfolio quality, the Bank has been able to maintain the best indicators in the Argentine financial system within an environment that has shown signs of deterioration. The portfolio quality ratio (Non-performing loans/Total loans) was 0.90% with a level of coverage (Total loan loss provisions/Non-performing loans) of 226.3% at the end of the period.

As of September 30, 2014, the portfolio of Government securities, net of repurchase agreements, totaled 2,429,010 and represented 3.2% of the Bank’s Total assets. Besides, the instruments issued by the Argentine Central Bank, net of repurchase agreements, totaled 5,270,496 as of that date and since they are short-term, they are used in order to allocate liquidity.

Total clients’ resources totaled 49,736,593, indicative of 25.7% growth in the last twelve months. In the same period, sight deposits grew by 28.7% whilst term deposits grew by 16.8%. Whilst total deposits in the quarter grew by 3.5% with sight balances increasing by 8.7% whilst term deposits dropped slightly, which thus improved the funding mix.

BBVA Francés maintains sufficient levels of liquidity and solvency. As of September 30, 2014, liquid assets (Cash and cash equivalents plus Government and Private securities) represented 44.6% of the Bank’s deposits. Besides, the capital ratio was at 16.2% of risk-weighted assets. The Bank surpassed capital minimum requirements by 4,724,666.

BBVA Francés’ net income was of 2,390,139, as of September 30, 2014.

As of September 30, 2014 the Financial income - net totaled 5,638,654, which points to 66.3% growth compared to the accumulated amount as of September 2013. The reasons for such growth are to be found mainly in the major increase in intermediation with the private sector and the increase in prices and also in the major increase in the line Foreign exchange gains and other, which includes forward transactions in foreign currency. Meanwhile, during the quarter there was a 21.7% increase resulting from intermediation with the private sector and income from the portfolio of Government securities.

Income from services – net totaled 2,430,573, which points to 32.7% compared to accumulated amount as of September 30, 2013, whilst, compared to the previous quarter, the increase was 9.1%. These increases were mainly driven by credit card consumptions and increases in activities recorded in deposit accounts, as well as in the commissions provided by PSA Finance. Whilst expenses from services reflect an increase in the fees paid associated to promotions with debit and credit cards.

Administrative expenses, again, recorded a balance of 4,128,857 at the end of September 2014, growing by 42.1% compared to the prior year and 19.0% in the quarter. The increase in personnel expenses registers the salary raises agreed with the working union, , in addition to the charge for severance pays booked in the quarter and caused by the downsizing in structure whilst overhead reflects the impact of an intensified level of activity and the adjustment in general prices.

Outlook

In creating the Digital Banking division, the Bank is firmly poised not only to develop products that are more suitable and fitting to its customers but also to inject dynamism into the conduct of business by implementing increasingly innovative channels of communication.

To attain this objective, BBVA Francés will focus on improving both the processes and the design of products, including not only new digital products but also analogical products (those sold through the networks).

In addition, to supplement the creation of the Digital Banking division, the Bank has also introduced a number of organizational changes, redefining roles and simplifying the organization chart in order to adapt its internal structure to the business needs.

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	09-30-2014	09-30-2013	09-30-2012	09-30-2011	09-30-2010

Total Assets	74,947,272	54,978,499	41,584,172	36,467,322	34,121,464

Total Liabilities	65,182,951	48,529,926	36,617,481	33,017,956	30,594,284

Minority Interest in subsidiaries	246,802	156,324	109,689	79,491	232,053

Stockholders´ Equity	9,517,519	6,292,249	4,857,002	3,369,875	3,295,127

Total Liabilities + Minority Interest in subsidiaries + Stockholders´ Equity	74,947,272	54,978,499	41,584,172	36,467,322	34,121,464

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	09-30-2014	09-30-2013	09-30-2012	09-30-2011	09-30-2010

Financial income	5,638,654	3,390,837	2,687,626	1,488,936	2,135,261

Allowances for loan losses	(422,340)	(311,521)	(156,033)	(92,466)	(115,066)

Income from services	2,430,573	1,831,070	1,329,835	1,035,882	788,548

Administrative expenses	(4,128,857)	(2,904,710)	(2,194,323)	(1,677,861)	(1,504,938)

Net gain from financial transactions	3,518,030	2,005,676	1,667,105	754,491	1,303,805

Miscellaneous income and expenses – net	196,145	41,269	16,446	134,567	(278,643)

Results of minority interest in subsidiaries	(74,407)	(38,343)	(25,951)	(5,842)	(18,873)

Income tax	(1,249,629)	(848,289)	(668,855)	(376,021)	(205,982)

Net income for the period	2,390,139	1,160,313	988,745	507,195	800,307

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	09-30-2014	09-30-2013	09-30-2012	09-30-2011	09-30-2010

Net cash flow provided by operating activities	1,065,138	1,149,903	1,133,705	5,570,077	1,522,591

Net cash flow used in investment activities	(990,858)	(992,969)	(425,122)	(299,713)	(242,181)

Net cash flow used in financing activities	(363,113)	(801,303)	(578,978)	(3,803,518)	(268,193

Financial results and results from holdings of cash and cash equivalents (including interest)	--,--	54	--,--	2	13

Total cash (used) / provided during the period	(288,833)	(644,315)	129,605	1,466,848	1,012,230

STATISTICAL DETAILS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(year-over-year variations in balances)

	09-30-2014/13	09-30-2013/12	09-30-2012/11	09-30-2011/10	09-30-2010/09

Total Loans	20.81%	31.24%	22.61%	40.84%	28.56%

Total Deposits	25.72%	27.34%	9.28%	31.29%	20.12%

Net Income	105.99%	17.35%	94.94%	(36.62%)	75.04%

Stockholders’ Equity	51.26%	29.55%	44.13%	2.27%	25.54%

RATIOS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

	09-30-2014	09-30-2013	09-30-2012	09-30-2011	09-30-2010

Solvency (1)	14.55%	12.92%	13.22%	10.18%	10.69%

Liquidity (2)	44.63%	34.59%	37.45%	42.53%	63.51%

Tied-up capital (3)	2.69%	2.32%	1.71%	1.83%	1.81%

Indebtedness (4)	6.87	7.74	7.56	9.82	9.36

(1) Total Shareholders’ equity/Liabilities (including minority interests in subsidiaries)

(2) Sum of Cash and cash equivalents and Government and Private securities/Deposits

(3) Sum of Premises and equipment, other assets and Intangible assets/Assets

(4) Total Liabilities (including minority interests in subsidiaries)/Shareholders’ equity

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)

the accompanying interim financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of September 30, 2014 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the nine-month period then ended, with their notes 1 to 19 (notes 2 and 4.1 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)

the accompanying consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of September 30, 2014 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the nine-month period then ended, with their notes 1 to 7 (note 2 describe a summary of significant accounting policies) and the supplemental Exhibit 1.

The interim financial statements and certain related supplemental information detailed in paragraphs a) and b) above, are presented for comparative purposes with the financial statements (both stand-alone and the consolidated financial statements) and supplemental information for the year ended December 31, 2013 and for the nine-month period ended September 30, 2013.

The Bank is responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. It is also responsible for the existence of internal control considered necessary to enable the presentation of financial statements free from material misstatement, whether due to errors or to irregularities. Our responsibility is to issue a limited review report on such interim financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was conducted in accordance with standards set forth by Technical Pronouncement N° 7 of the Argentine Federation of Professional Councils in Economic Sciences and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.) for the limited reviews of interim financial statements. These standards determine a scope which is substantially less than the application of all auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the financial position of the Bank as of September 30, 2014, on the results of its operations, the changes in its stockholders´ equity and its cash and cash equivalents flow for the nine-month period then ended.

3.	Explanatory paragraph

The interim stand-alone and consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the Argentine professional accounting standards concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, we are in position to report that:

a)

the interim financial statements of BBVA Francés both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

Our Independent Auditors´ Report on the financial statements for the year ended December 31, 2013, whose figures are presented for comparative proposes and relate to those included in the financial statements corresponding to such fiscal year, was issued on February 19, 2014 and was qualified due to certain departures from Argentine professional accounting standards, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

Our Independent Auditors´ Limited Review Report on the interim financial statements for the nine-month period ended September 30, 2013, whose figures are presented for comparative proposes and relate to those included in the financial statements corresponding to such interim period, was issued on November 7, 2013, including an observation referred to certain departures from Argentine professional accounting standards, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 19 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the Argentine professional accounting standards. The effects of the differences between the accounting standards of B.C.R.A. and the Argentine professional accounting standards, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, November 7, 2014.

MARCELO BASTANTE

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date:	November 18, 2014	By:	/s/ Ignacio Sanz y Arcelus
			Name:	Ignacio Sanz y Arcelus
			Title:	Chief Financial Officer